355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
May 23, 2013	Frankfurt	San Diego
	Hamburg	San Francisco
VIA EDGAR AND FEDEX	Hong Kong	Shanghai
Duc Dang	Houston	Silicon Valley
Attorney-Advisor	London	Singapore
Division of Corporation Finance	Los Angeles	Tokyo
Securities and Exchange Commission	Madrid	Washington, D.C.
100 F Street, N.E.	Milan
Washington, D.C. 20549

Re:	Rexford Industrial Realty, Inc.
Registration Statement on Form S-11
Filed on May 23, 2013
CIK No. 0001571283

Dear Mr. Dang:

On behalf of Rexford Industrial Realty, Inc. (formerly Rexford Industrial, Inc., and referred to herein as the “Company”), we are today filing the Company’s above-referenced Registration Statement on Form S-11 (the “Registration Statement”). As you know, the Company previously confidentially submitted draft registration statements to the Securities and Exchange Commission (the “Commission”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Registration Statement has been revised to reflect the Company’s responses to comments dated May 10, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Draft Amendment No. 1 to Confidential Registration Statement on Form S-11, which was submitted on a confidential basis pursuant to the JOBS Act on April 17, 2013 (the “First Amended Submission”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

For your convenience, we have enclosed a courtesy package that includes five copies of the Registration Statement.

May 23, 2013

Distribution Policy, page 53

1.	Please revise to provide cautionary language that the table should not be considered actual projection of cash flow.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 68 of the Registration Statement.

2.	Please tell us why your renewals assumption is based on your 2012 historical data instead of a longer period.

Response: The Company has updated the renewals assumption in its Distribution Policy disclosure to cover all five quarters included in the operating data in its pro forma financial statements and has updated footnote 2 to provide investors with additional information regarding renewal activity during 2011 and the first quarter of 2013. The Company acknowledges that this assumption continues to be based on relatively recent data. However, the Company believes that more recent data better reflects its near-term expectations for renewal activity. As discussed in a number of places in the Registration Statement, occupancy rates in the Company’s target in fill markets have only recently begun to recover from their recessionary lows. This improving economic and leasing environment has beneficially impacted the Company’s renewal rate in recent quarters. In 2011, the Company renewed approximately 48% of the square feet under expiring leases. The Company’s renewal activity has exceeded the 2011 average in each subsequent quarter, and since the second quarter of 2012 has done so by a significant amount. Specifically, renewals expressed as a percentage of square feet under expiring leases over the last five quarters are as follows:

Q1 2012:	48.9%
Q2 2012:	74.4%
Q3 2012:	62.2%
Q4 2012:	79.5%
Q1 2013:	79.5%
5 Quarter Average:	70.1%

Based on this data and continued stabilization in the Company’s target markets, the Company believes that recent renewal trends are more reflective of its near-term expectations for renewal activity in its portfolio. Accordingly, the Company respectfully submits that a renewals assumption based on the last five quarters provides investors with more meaningful disclosure than a renewals assumption based on a longer period. However, if the Staff disagrees with the Company’s view, the Company has informed us that they are prepared to further amend the Distribution Policy disclosure to base its renewals assumption on data for the period from January 1, 2011 through March 31, 2013.

May 23, 2013

3.	Footnote 4 of your table discusses how you calculate recurring capital expenditures. We note that you are using a two year average for calculating recurring capital expenditures. Please revise to use a three year average for determining capital expenditures or estimated recurring cap-ex whichever is greater. In addition as part of this footnote define recurring cap-ex and provide examples.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 70 of the Registration Statement.

4.	We note in footnote 5 to the table that you have excluded debt that you expect to repay with net proceeds of your offering. Please disclose in the footnote the amount of debt you intend to repay from proceeds of this offering and this amount should agree to the use of proceeds section.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 70 of the Registration Statement. The Company undertakes to provide the amount of debt it plans to repay with the proceeds of the offering as soon as that amount has been established.

Draft Tax Opinion

5.	Please revise the first opinion to identify the applicable Internal Revenue Code provision, regulation or revenue ruling.

Response: In response to the Staff’s comment, we have revised our tax opinion, and have provided to the Staff supplementally, as Appendix A to this letter, the revised tax opinion.

May 23, 2013

*            *            *

If you have any additional questions, please feel free to call the undersigned at (213) 891-8640 to discuss them.

Very truly yours,

/s/ Bradley A. Helms
Bradley A. Helms, Esq. of LATHAM & WATKINS LLP

cc:	Richard Ziman
Howard Schwimmer
Michael F. Frankel
Julian Kleinforfer, Esq.

May 23, 2013

APPENDIX A

355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
[ ], 2013	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
Rexford Industrial Realty, Inc.	Los Angeles	Tokyo
11620 Wilshire Boulevard, Suite 300	Madrid	Washington, D.C.
Los Angeles, CA 90025	Milan

Re:	Registration Statement on Form S-11
Commission File No 333-[ ]

Ladies and Gentlemen:

We have acted as tax counsel to Rexford Industrial Realty, Inc., a Maryland corporation (the “Company”), in connection with the registration of the issuance and sale of up to [            ] shares of the Company’s common stock, $0.01 par value per share (the “Common Stock”), including up to [            ] shares of Common Stock which the underwriters in the Offering (as defined herein) have the option to purchase, in an underwritten initial public offering (the “Offering”) of the Common Stock covered by the above-referenced Registration Statement, and all amendments thereto (collectively, the “Registration Statement”), to be filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”).

You have requested our opinion concerning certain of the federal income tax considerations relating to the Company. This opinion is based on various facts and assumptions, including the facts set forth in the Registration Statement concerning the business, assets and governing documents of the Company and its subsidiaries. We have also been furnished with, and with your consent have relied upon, certain representations made by the Company and its subsidiaries with respect to certain factual matters through a certificate of an officer of the Company, dated as of the date hereof (the “Officer’s Certificate”). With your permission, we have assumed that the conclusion reached in the opinion of Venable LLP, counsel for the Company, dated as of the date hereof, with respect to certain matters of Maryland law is correct and accurate.

In our capacity as tax counsel to the Company, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion. For the purposes of our opinion, we have not made an independent investigation or audit of all of the facts set forth in the

[            ], 2013

above referenced documents or in the Officer’s Certificate. In addition, in rendering this opinion we have assumed the truth and accuracy of all representations and statements made to us that are qualified as to knowledge or belief, without regard to such qualification. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies.

We are opining herein only as to the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws or the laws of any state or other jurisdiction, or as to any matters of municipal law or the laws of any other local agencies within any state.

Based on such facts, assumptions and representations, it is our opinion that:

1.	Commencing with its taxable year ending December 31, 2013, the Company will be organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under Sections 856-860 of the Internal Revenue Code of 1986, as amended (the “Code”), and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under Sections 856-860 of the Code for such taxable year and thereafter; and

2.	The statements set forth in the Registration Statement under the caption “U.S. Federal Income Tax Considerations,” insofar as they purport to describe or summarize certain provisions of the statutes or regulations referred to therein, are accurate descriptions or summaries in all material respects.

No opinion is expressed as to any matter not discussed herein.

This opinion is rendered to you as of the date of this letter, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Any such change may affect the conclusions stated herein. Also, any variation or difference in the facts from those set forth in the Registration Statement or the Officer’s Certificate may affect the conclusions stated herein. As described in the Registration Statement, the Company’s qualification and taxation as a REIT depend upon the Company’s ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements.

This opinion is rendered for your benefit in connection with the transaction described above. This opinion may not be relied upon by you for any other purpose, or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity for any purpose

[            ], 2013

without our prior written consent, which may be granted or withheld in our discretion, provided that this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law and persons purchasing Common Stock.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm name in the Registration Statement under the captions “U.S. Federal Income Tax Considerations” and “Legal Matters.” In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission promulgated thereunder.

Very truly yours,